UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On September 13, 2024, CureVac N.V. (the “Company”) issued a press release announcing the presentation of data from the dose-escalation Part A of its ongoing Phase 1 CVGBM cancer vaccine study in patients with glioblastoma at the European Society for Medical Oncology (ESMO) Congress.

The information included in this Form 6-K (including Exhibit 99.1, but excluding the statements of the Company’s Chief Scientific Officer and the Department Chair of Neurology & Interdisciplinary Neuro-Oncology at University Hospital Tübingen and Hertie Institute for Clinical Brain Research contained in Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Alexander Zehnder
Chief Executive Officer

Date: September 13, 2024

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	CureVac N.V. Press Release dated September 13, 2024